UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


This form 6-K consists of the following exhibits attached hereto:


1. Press release dated August 10, 2009, relating to Tongxin
   International Ltd. Filed August 10, 2009 for the second quarter financial results Ended June 30, 2009.

-------------------------------------------------------------------------
                                       Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)

                                       By: /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman of the Board
                                              and Chief Executive Officer

                                       /s/ Jackie Chang
                                       -----------------------------
                                       Name:  Jackie Chang
                                       Title: Chief Financial and
                                              Accounting Officer

Date: August 110, 2009


=========================================================================
                                  EXHIBIT

Exhibit Number         Description

1. Press release dated August 10, 2009, relating to Tongxin
   International Ltd. Filed August 10, 2009 for the second quarter financial results Ended June 30, 2009.

=========================================================================

Tongxin International, Ltd. Reports Second Quarter 2009 Financial Results

CHANGSHA, China, August 10, 2009 /Xinhua-PRNewswire-FirstCall/ -- Tongxin International Ltd. (NASDAQ: TXIC - News), a China-based manufacturer of engineered vehicle body structures ("EVBS" or "truck cabs") and stamped parts for the commercial automotive industry, today announced the Company's second quarter 2009 financial results.

- Q2 2009 revenues increased 50.2% to $34.8 million vs. Q2 2008.
- Second quarter revenues grew 18.2% sequentially over Q1 2009
- Q2 2009 net income increased 80.4% to $4.4 million vs. Q2 2008 and 7.9% higher compared to Q1 2009.
- Earnings per share based on 11.3 million basic shares outstanding were $0.39 and $0.34 per weighted diluted shares
- Company provides revised guidance of $120.0 million in revenues and $14.7 million in net income for the 2009 calendar year.

Second Quarter Financial Results
Net revenues for the second quarter ended June 30, 2009 reached $34.8 million, an approximate $11.7 million, or 50.2 % increase, over the same period the prior year. Significant quarter-over-quarter sales increases were directly attributed to increased sales to existing customers, new contracts the continued recovery of the manufacturing sector after factory quotas and shutdowns were ordered by Beijing in April, May and June 2008 in preparation for the Summer Olympics. In the four identifiable truck segments; "Mini", "Light", "Medium" and "Heavy", Tongxin built and shipped the majority of their truck cabs to Mini and Light duty truck manufacturers in China. The Company also reported their customer base is taking an increasing number of "complete cabs" with interiors and instrumentation installed in each truck cab. For the 3-month period ended June 30, 2009, complete truck cabs accounted for 24% of revenues compared to 10% in 2008. Complete truck cabs are Tongxin's highest revenue goods and have increased the average selling price per unit.

Tongxin also reported sequential sales growth of 18.2% over the first quarter of 2009. Driving this sales growth were shipments to the Company's more than 130 commercial vehicle manufacturers in China. Tongxin secured additional sales orders from manufacturers who view outsourcing of cab-manufacturing as a method to reduce overhead and manufacturing costs in a competitive environment.

"The financial crisis has taken its toll on some of the manufacturers in our customer base, but it has also impacted competitors in the sector," began Vice-Chairman Duanxiang Zhang of Hunan Tongxin. "Signs of recovery are vident by our growth year to date and we have benefitted by picking up business from smaller competitors who were ill equipped financially to navigate the downturn and unconfirmed reports have disclosed shut downs of many smaller operations. Our sales team has been able to capitalize on this event and our plants have responded quickly to shipment date requirements to secure new business from both existing and new customers."

Cost of goods sold were $27.0 million in the second quarter 2009.   80% of
Tongxin's costs are cold rolled steel. The balance of costs are components, paint and interiors used in the manufacturing process and labor cost. Corresponding gross profits for the second quarter were $7.9 million compared
to $4.7 million in the second quarter of 2008.   Gross margins increased 237
basis points to 22.6% in 2009 from 20.2% for the prior quarter ended June 30,
2008.   A decline in gross margins from the first quarter 2009 was due to the Company's efforts in securing current sales orders by installing less
costly and lower margin accessories into finished cabs.    The goal of this
strategy is to win sales orders for new models and to stabilize the factory work force in anticipation of a full market recovery.

Total operating expenses for the second quarter of 2009 were $1.2 million versus $0.9 million for the same period in 2008. Included in the second quarter operating expenses were approximately $0.6 million costs reflecting added accounting expenses, ERP system implementation and SOX compliance costs. Operating expenses were 3.3% compared with 4.0% for the same period, 2008. Operating income and operating margins for the quarter were $6.7 million and 19.3%, respectively, versus $ 3.8 million and 16.2 % in 2008.

Net income was $4.4 million, representing an increase of 80.4% from $2.6 million reported in the same period prior year. Net profit margins were 12.7% for the quarter which is a 200-basis point improvement in net margins from 10.6% reported the second quarter of 2008. Earnings per share for the quarter were $0.39 based on 11.3 million basic shares outstanding.

"We have been pleased with the rebound in our business for this quarter and the improving trends in key operating metrics we have witnessed compared to 2008," opened Jackie Chang, CFO of Tongxin International. "Although margins came down a bit in the second quarter of 2009 compared to the first quarter, we made a decision on pricing to gain market share and position us for further growth. We negotiated a contract for steel, our largest cost component, which effectively locks us in on current prices for the remainder of 2009, which we believe serves as a good hedge against rising prices in the face of improving economic activity," Chang concluded.

Six-Months Ended June, 30, 2009
According to the June 2009 China Business Update - AutoStatistics ("CBU"), a total of 5,996,914 vehicles were sold in China (excluding exports) during the six month period ended June 30, 2009. A breakdown in the volume is below;

- 3.2 million passenger cars, a 22.51% increase from a year ago
- 1.32 million Multi Purpose Vehicles (MPV), Sport Utility vehicles (SUV) and Mini Vans (MV), a 35.36% increase from a year
- 1.56 million commercial vehicles, a 0.53% decrease from a year ago

For the first six months ended June 30, 2009 total revenues were $64.4 million representing an increase of 20.4% over the same period in 2008. Tongxin's increase in revenues outperformed the overall market during the first half of 2009 and is attributed to the securing of 17 new manufacturing contracts earlier in the year. The growth for the first half of the year is also qualified in the Company's increase of "complete" or "finished" cabs, (the highest priced category of cabs it sells throughout their customer base) and the first wave of export orders from its customer base in Vietnam. Exports to Vietnam were $7.8 million for the first six months of 2009, a 21.1% decrease compared to the same period in 2008. Since both the cabs and chassis are shipped to Vietnam, Tongxin credits the decrease to timing of components availability from other suppliers and not a loss of its customer volume. Tongxin anticipates the 2009 full year export volume to remain as strong as 2008. According to the Vietnamese Automotive Manufacturing Association, Vietnam sold 22,000 commercial vehicles in the six-month period ended
June 30, 2009 versus 43,000 in the same period in 2008. Excluding exports from Tongxin's revenues, the Company reported an increase in domestic revenues of 30.1% for the first six months of 2009.

Earnings before interest and taxes were $12.8 million versus $9.3 million and 19.8% for the six months ended June 30, 2009 versus 17.3% in 2008. Tongxin pays the standard Chinese corporate tax rate of 25% however the Company has applied for a designation as a High-Tech Enterprise and a reduction to 15% for its income tax rate. This application is still in the process of review and if approved, would be retroactive to the first of the year for three consecutive years.

Net income for the six-month period ended June 30th, 2009 increased 41.7% to $8.5 from $6.0 in the first six months of 2008. Earnings per share were $0.75 versus $0.54 for the six month period, respectively, a 41% increase.

"We believe that the first half of 2009 gives a strong representation of our capabilities as a valued added supplier to the market", stated CEO and Chairman,Rudy Wilson of Tongxin International. "As domestic demand and the effects of the stimulus packages including the latest subsidy program announced on July 15 to spur commercial vehicles sales continue to work their way through the economy plus a noticeable return of export orders, we, anticipate a succession of strong quarters for Tongxin and continued demand for EVBS in 2009." Wilson concluded.

Balance Sheet and Cash Flow Discussion
As of June 30, 2009, Tongxin International had approximately $10.4 million in cash and cash equivalents compared to $11.3 million on December 31st, 2008 . The Company maintained a current ratio of 1.51x and $24.6 million in accounts receivable on June 30, 2009. Corresponding days sales outstanding ("DSO") were 83 days. Stockholders' equity was $90.6 million on June 30, 2009 from $ 79.8 million for December 31, 2008, an increase of $10.8 million as result of 2009 net profit of $8.5 million and exchange rate impact of $2.3 million. Cash flow from operations was $6.3 million mainly due to net profit of $8.5m.

Revised 2009 Guidance
Based upon continued strong growth in the Chinese domestic market and anticipated improvement in exports to Vietnam, the Company is revising earnings guidance and providing revenue guidance for 2009. Revenues are estimated to be $120.0 million for the calendar year, 2009. Net income is forecasted to increase to $14.7 million, an 18.5% increase from previously issued guidance. Earnings per basic share outstanding are forecasted to be $1.30 compared to previous guidance of $1.10 based on
11.3 million shares. As of June 30, 2009 the company had 12.9 million diluted shares outstanding (based upon the Treasury Method).

The variance in basic and diluted shares is derived from the treasury calculation for warrants. The Company has approximately five million warrants outstanding with strike price of $5.00 and callable at $10.00. At the Company's option, and in the event the selling price of the Company's common shares trades at an average price of $10.00 or more for twenty days out of a thirty day selling period, it may redeem warrants on "an all-or-none" basis. If the warrants are redeemed the Company would recognize gross proceeds of approximately $25 million.


Company Announcements
Tongxin is planning a number of events in the coming months.

  September 9-11, 2009 - Rodman&Renshaw Investor Conference, NYC
  September 18, 2009   - NASDAQ Bell Ringing and Ceremony and
                         Non Deal East Coast Road Show
  September 29, 2009   - Maxim Group Investor Conference, NYC and
                         Non-Deal Road Show

Q2 2009 Earnings Conference Call
To attend the call, please use the dial information below. When prompted, ask for the "Tongxin International Conference Call" and/or be prepared to provide the conference ID. Details of the conference call are noted below:

Date:                           August, 11th 2009
Time:                           11:00am ET
Conference Line Dial-In (U.S.):	1-877-941-8610
International Dial-In:         +1-480-629-9031
Conference ID:                  4135987
Webcast link:                   http://viavid.net/dce.aspx?sid=000068B7

Please dial in at least 10-minutes before the call to ensure timely participation. A playback will be available through August 18th, 2009.
To listen, please call 1-800-406-7325 within the United States or +1-303-590-3030 when calling internationally. Utilize the pass code 4135987 for the replay.



About Tongxin International Ltd.
Tongxin International Ltd., the largest independent supplier of EVBS in China, is capable of providing EVBS for both the commercial truck and light vehicle market segments. The Company also designs, fabricates and tests dies used in
the vehicle body structure manufacturing process.   EVBS consists of exterior
body panels including doors, floor pans, hoods, side panels and fenders. Tongxin maintains a network of 130 customers throughout 20 provinces in China. Headquartered in Changsha, Tongxin also maintains regional manufacturing in Dali, Ziyang and Zhucheng.

FORWARD LOOKING STATEMENTS
Statements contained in this press release, which are not historical fact, constitute "Forward-Looking Statements." Actual results may differ materially due to numerous important factors that are described in Tongxin International's most recent report to the SEC on Form 6-K, which may be revised or supplemented in subsequent reports to the SEC. Such factors include, among others, the cost and timing of implementing restructuring actions, the Company's ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, and certain global and regional economic conditions. Tongxin International does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.

For more information, please contact:


COMPANY:

     Mr.   Rudy Wilson, CEO
     Tel:  248-593-8330
     Email:rudy@txicint.com

     Ms.   Jackie Chang, CFO
     Tel:  626-660-7117
     China:+86-13467553808
     Email:jackie@txicint.com
     Web:   www.txicint.com

INVESTOR RELATIONS:

     John Mattio, SVP
     HC International, Inc.
     Tel: +1-914-669-5340 (U.S.)
     Email:john.mattio@hcinternational.net
     Web: www.hcinternational.net


==================================================================


CONSOLIDATED BALANCE SHEETS
As of June 30, 2009 and 2008 and December 31, 2008
(US$ amounts expressed in thousands, except for share data and earnings per share)

                                              June 30,2009       June 30,2008        December 31,2008
                                              ----------------   ----------------  -------------------
                                              (unaudited)        (Unaudited)        (audited)

Assets
Current assets:
Cash and cash equivalents                     $  10,374          $  15,966           $ 11,313
Restricted cash-Security deposit                  3,812                  -              5,836

Accounts receivable - Trade, net of
  allowance                                      24,613             20,248             13,153
Other receivable - net of allowance
  for doubtful accounts                           1,270              2,476              1,600
Due from related party                                -              9,855             17,313
Notes receivable                                  4,523              4,937                  -
Inventories                                      16,808             18,225             19,096
Investment in marketable securities                 147                 73                146
Prepaid expenses                                  3,779              7,644              4,197
Deferred tax assets                               1,947              1,674              2,067
                                              ---------------     --------------    --------------
Total current assets                             67,273             81,098             74,721
                                              ---------------     --------------    --------------
Investments in non-consolidated
 subsidiaries and affiliates                        473                907                208
Property,plant and equipment, net of
 depreciation                                    38,373             31,167             36,918
Land occupancy rights                            11,011              2,028              9,633
HNTX internal receivable                             41                  -                  -
Deferred income tax                                 879                  -                  -
Goodwill                                         19,296                  -             36,696
                                              ---------------     --------------    --------------
Total assets                                    137,346            115,200            158,176
                                              ---------------     --------------    --------------

Liabilities and Stockholders' equity

Current liabilities:

Accounts payable                                 13,926             18,677              21,037
Accrued expenses and other liabilities            1,670             11,602               7,393
Income taxes payable                              3,422             17,975              17,418
Short-term loans                                 24,965             18,976              16,669
Short-term loans from shareholders                    -              2,463               8,591
Derivative liabilities                              452                  -                 452
                                               ---------------    --------------     --------------
Totoal current liabilities                       44,435             69,693              71,560

Long-term Liabilities:

Long-term loans                                       -              2,736               4,523
Long-term loans from shareholders                     -             10,476                   -
Deferred tax liability                            2,256                  -               2,243
Other                                                 -                 24                  25
                                               ---------------    --------------      -------------
Total liabilities                                46,691             82,929              78,351

Shareholders' equity:

Common stock - $0.001 par value,
 authorized, 39,000,000 shares;
 issued 12,889,758 shares and
 outstanding 11,300,336 shares                       13              8,762                  13

Reserve funds                                         -             13,059                   -
Additional paid-in capital                       77,081                  -              77,081
Treasury stock, 1,589,422 shares                 (7,682)                 -              (7,682)
Accumulated other comprehensive income              426              2,421
Retained earnings                                20,817              8,077               9,987
                                               ---------------    --------------      -------------
Total shareholders' equity                       90,655             32,271              79,825
                                               ---------------    --------------      -------------
Total liabilities and shareholders' equity      137,346            115,200             158,176
                                               ---------------    --------------      -------------

====================================================================


CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months April 1st through June 30, 2009 and 2008 and six months January 1st through June 30, 2009 and 2008
(US$ amounts expressed in thousands, except for share data and earnings per share)


                                             Three months ended June 30,   Six months ended June 30,
                                             --------------------------    ------------------------
                                               2009          2008            2009          2008
                                             ------------  ------------    -----------  -----------
                                             (unaudited)   (unaudited)     (unaudited)  (unaudited)
Revenues                                     $ 34,862      $ 23,198         $ 64,361    $ 53,479
Cost of Goods Sold                            (26,994)      (18,511)         (48,065)    (41,245)
Gross Profit                                    7,868         4,687           16,296      12,234

Operating expenses:
Selling and                                    (1,442)         (926)          (4,107)     (2,983)
General and administrative

Other income, net                                 302             0              572           0

Interest expense                                 (585)         (615)          (1,101)     (1,230)

Income before income taxes                      6,143         3,146           11,660       8,021
Income tax expense                             (1,720)         (694)          (3,138)     (1,977)
                                             ------------  ------------      ----------  ----------
Net Income                                      4,423         2,452            8,522       6,044

Other comprehensive income                          0             0                0           0
                                             ------------  ------------      ----------  ----------
Comprehensive income                            4,423         2,452            8,522       6,044


Net Income per share-basic                       0.39          0.22             0.75        0.54
Net Income per share-diluted                     0.34          0.19             0.66        0.47


Weighted average shares outstanding            11,294,633     11,294,633      11,294,633  11,294,633

Weighted average shares outstanding-diluted    12,925,932     12,925,932      12,925,932  12,925,932


===================================================================



Consolidated Statements of Cash Flows
For the six months ended June 30, 2009 and twelve months ended December 31, 2008
(US$ amounts expressed in thousands)

                                            Six Months Ended
                                            June 30, 2009         December 31, 2008
                                            ------------------    -----------------
                                            (unaudited)           (audited)

Cash flows from operating activities:

Net income                                  $   8,522             $  20,486

Adjustments to reconcile net income
to net cash provided by operating
activities:

  Reversal of bad debt allowance                    -                  (944)
  Depreciation expense                            733                 2,828
  Amortization expense                              -                    54
  Unrealized gain on warrant                        -               (13,535)

Changes in operating assets and liabilities:

  (Increase)/decrease in inventories            2,288                (5,112)
  (Increase)/decrease in trade accounts /
    notes receivable                          (15,983)               11,453
  (Increase)/decrease in Due from related
    party                                      17,313                (1,724)
  (Increase)/decrease of prepaid expenses
    and other current assets                    2,441                (1,275)
  (Increase)/decrease in deferred tax assets      120                   192
  (Increase)/decrease in other receivable         330                     2
  Increase/(decrease)in accounts payable       (7,111)                  967
  Increase/(decrease)of accrued expenses,
   and other liabilities                       (2,306)                 (943)
                                               -------------      --------------
Net cash provided by operating activities       6,347                12,449
                                               -------------      --------------

Cash flows from investing activities:

  Acquisition of Hunan Tongxin Enterprise
  Co., Ltd., net of cash acquired of
  $5,319                                            -                (7,700)

  Cash paid for purchase of fixed assets
  and intangible assets                        (3,566)               (9,493)

  Cash paid for investment                       (265)                  (75)
                                               -------------       -------------
Net cash used in investing activities          (3,831)              (17,268)
                                               -------------       -------------

Cash folws from financing activities:

  Proceeds from loans                           3,773                23,649
  Proceeds from loans-related parties          (8,591)                9,894
  Debt repayments                                 (25)              (23,444)
  Debt repayments-related parties                   -               (16,425)
                                               -------------       -------------
Net cash (used in) provided by financing
  activities                                   (4,843)               (6,326)
                                               -------------       -------------

Effect of foreign exchange rate changes         1,388                   199

Net increase(decrease)in cash and cash
equivalents                                      (939)                9,651

Cash and cash equivalents at beginning of
year                                           11,313                 1,662

Cash and cash equivalents at end of year       10,374                11,313

Supplemental information:

Income taxes paid                               3,138                 2,843
Interest paid                                   1,102                 2,702

=======================================================================